January 21, 2010

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

With copies to:	Laura Nicholson, Esq.
Douglas Brown, Esq.

Re:	Andatee China Marine Fuel Services Corporation
Registration Statement on Form S-1 (File No. 333-161577)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Andatee China Marine Fuel Services Corporation (the “Company”) respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-161577) be accelerated and that such Registration Statement become effective at 4:30 p.m., Washington Eastern Standard Time, on January 25, 2010, or as soon thereafter as practicable.

Furthermore, please be advised of the following:

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company.  The Company further acknowledges that staff comment or changes in response to the staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Any questions should be addressed to Alec Orudjev at Cozen O'Connor at (202) 912-4842.

Very truly yours,

Andatee China Marine Services Corporation

/s/ An Fengbin

Name: An Fengbin
Title: President, Chief Executive Officer